Filed by Alpha Capital Acquisition Company

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: Alpha Capital Holdco Company

(Commission File No.: 333-262552)

LatAm’s Next Tech Unicorn: Join Semantix CEO, Alpha Capital President in Fireside Chat

IPO Edge –

John Jannarone (00:00:19):

Hello, thank you for joining I'm John Jannarone, Editor-in-Chief of IPO Edge here with my colleague Jarrett Banks, Editor-at-Large. We have a group of interesting guests here from Semantix to talk about a transaction and take the company public. This is a very exciting business. What we've described is potentially the next unicorn from Latin America for investors to learn more about. The company offers an integrated data software platform to clients focused in Latin America, but it's in 15 countries and growing very quickly. So we have not only the CEO and CFO, but also the general manager for Latin America from Semantix to explain the business. And we also have the co-founder and President of Alpha Acquisition Corp, which is of course taking the company public. Trades on NASDAQ under the ticker, ASPC. Before we meet today's guests, I'd like to remind everyone to ask questions. We'll get to those towards the end of the program. The easiest way is to do that right there on your Zoom panel. You could portal and then you can also shoot us an email@editoripo-edge.com.

John Jannarone (00:01:18):

And then finally, if you'd like to watch a replay, it'll be up later this afternoon. Most easily found at the top of our homepage, ipo-edge.com or under the ASPC stock ticker on Yahoo Finance or your Bloomberg Terminal. One last item before we introduce the guest is a video to give you an introduction to the business. Let's take a look.

Speaker 1 (00:01:38):

Look at her. Isn't she a miracle? Watching, making connections, learning all the time. She can analyze and identify expressions among thousands of faces. She can perfectly recognize any language in the world. She will learn how to walk on her own shoes, improving her movements with each step. She is what makes humanity so flexible, so resilient, just like me. I am also a living intelligence; watchful and curious, transforming information into learning, constantly learning, even from my own mistakes. Correcting and adapting in real time. For me, it's all about data. I am able to analyze trillions of data in nanoseconds generated by billions of devices. I look at all this complexity and see a clear path. Everything to give you my best advices. I perceive patterns and predict behavior. I anticipate every move and I know what will happen in the future almost like a sixth sense, but this is not supernatural. I'm just me being me, an algorithm that brings the future to the present.

Speaker 1 (00:02:55):

I must admit I don't like being called artificial because my purpose is authentic. To protect information, businesses, people. I can sense we will be a great team from now on. We will learn and achieve a lot together.

Speaker 2 (00:03:15):

Semantix, all about data.

John Jannarone (00:03:20):

All right, great. With that, I'm going to hand it over to Jarrett Banks, who I believe will talk first to Rafa. Take it away Jarrett.

Jarrett Banks (00:03:27):

Great, thank you, John. And welcome gentlemen. Rafa, let's start with you. Here we go. Perhaps you could tell us about what you were looking to accomplish by founding Alpha Capital and why you saw Semantix as an ideal partner.

Rafael Steinhauser (00:03:48):

Thank you very much, Jarrett. Good afternoon everybody. It's a great pleasure to be here at IPO Edge. And thanks, John and Jarrett for inviting us here. Alpha Capital is a SPAC devoted to Latin American technology. It was the first one to announce getting public on this segment. We listed in the NASDAQ in February of 2021, last year. And after analyzing about 100 tech companies in the region, we narrow down to 12 and selected finally, and announced merging with Semantix. I'll give you a brief introduction to the Latin American tech sector, to Semantix, and to the highlights of the transaction itself. So the region, the combination of mobility and access to the Cloud, Latin America is the region with the highest internet usage, 10 hours per person per day. The banking inclusion, Brazil has one of the most advanced FinTech regulations that has included most of the population into the billing, payment, finance sector and logistics. The deliver of goods has dramatically improved in the region.

Rafael Steinhauser (00:05:02):

This all drove the fast adoption of technology of over 650 million people region. That was, of course, accelerated during the pandemic. The technology expansion coupled with great entrepreneurship talent that we have here and high VC and PE investments of over $20 billion only last year, drove rapidly the technology industry with now over 40,000 startups accelerated the growth of many of those companies. Produced 34 new unicorns, only last year, and many valuable significant players emerged and are now listed in the US such as the $40 billion [inaudible 00:05:47] in e-commerce at $20 billion FinTech neobank. And even in software, we have companies conquering the world like Globant, with now little under $10 billion market cap. Picking up on this momentum, Semantix emerged as the leading data platform in Latin America. We are very fortunate to merge this splendid company with unique attributes.

Rafael Steinhauser (00:06:10):

The principles one being, first it combines high growth with profitability. It's very rare to find profitable growth companies particular in the data platform field. Second, data analytics is no doubt one of the two or three hottest categories going forward. Third, Semantix enjoys a strong number one position in data analytics, in AI in Latin America. Initially offering third party platform integration but over the last five years, building up their own Semantix 2.0 data platform and transitioning to its own proprietary end-to-end data offering with unique features. Making the data journey simple, agile, secure, and extremely cost efficient. Fourth, the vast majority of its business is SAS, software as a service, with very high NDR of nearly 140%. And last but not least it a splendid leader, Leo Santos, that you will meet in a few minutes. The key numbers of the transaction in terms of valuation, company has a pre-money enterprise value of $642 million US dollar. And will have a market cap of approximately $1 billion assuming full conversion of the trust.

Rafael Steinhauser (00:07:27):

The company has highly attractive entry points on a pre-money basis with multiples of 11.1 times on the 2022 revenue and 7.9 times on the 2023 revenue. This represents a discount to players in the analytics industry in the US, even considering the recent market adjustments. On the users of funds, 100% of the proceeds will be primary. Not only that but the previous investors, Bradesco, the second largest bank in Brazil, and Crescera, a leading investment fund in Brazil are doubling down by participating themselves in the PIPE because they strongly believe in the attractiveness of this investment. This is a quite unique transaction as it was structured to have full closing certainties since we fulfilled the minimum cash condition of $85 million from the outset. Through a $94 million PIPE coupled with a $23 million nonredemption commitment, so the total available funds are $117 million US dollar. Even in case we experience a large redemption rate, the $170 million US dollar, we secured as sufficient for Semantix to fully carry out on the business plan that is in motion now, or will be motion as of the merge.

Rafael Steinhauser (00:08:49):

The PIPE itself was created ahead of signing the merger agreement with the existing shareholders of the company, as I mentioned, joined by investors representing top business leaders in Brazil and on a personal basis along with my co-founder Alec. We both also contributed to the PIPE.

Rafael Steinhauser (00:09:08):

Now I go back to you, Jarrett. Thank you.

Jarrett Banks (00:09:12):

Okay, thank you. And that's a really great way of setting the stage here. Let's bring in the CEO of Semantix, Leo Santos. Leo, welcome to the program. How are you doing today?

Leo Santos (00:09:24):

Yeah, it's good. Thank you so much, Jarrett and John. Thank you for invite us. For me it's a pleasure and honor to be with you here today and to present Semantix to share the vision for the company, the number for the company and of course the huge opportunity we have in the market in this new era of the data.

Jarrett Banks (00:09:43):

Okay, great. Well, let's get right into it. Please give us an overview of the business and the opportunity in Latin America and how is the market different from other regions?

Leo Santos (00:09:55):

So for the questions, so the first one says that Semantix is a leadership and we are an end-to-end software [inaudible 00:10:02] company. We help the develop in the data journey in AI journey. The Semantix is a leadership in the Latin America. We deliver our solution through a low code, low touch, and cost efficient approach is a very strong, competitive advantage in our view. Not just in Latin America but I think in the outer world. We are already to the leader in Latin America. We ready to accelerate this growth in the other region, not just in Latin America but in the other regions like in North America. So you compare the Semantix with the others' competitors. The Semantix is a delivery all we want in one platform. It's compartmented different for the other companies. It's like snowflake, it's like data bricks, like [inaudible 00:10:54] and other companies.

Leo Santos (00:10:54):

And in terms of the Latin America, the data just is started. It's a greenfield in terms of the... You compare other regions like North America, Europe and Asia, because in terms of the material of the data, Latin America we learning and you compare the material is a very, very, very near, not just implemented the data platform but to compare the migration to the old technology or on-premises technology to the SAS. And Semantix has competitive advantage because we are delivering all we want in the SAS platform. We no need implemented on-premises technology. We delivery everything and all the technology in the SAS. And you compare the maturity in the other segment in here, just enterprise market has this knowledge. You compare the medium market a in small business. We don't have concept or you don't have implemented this technology. And Semantix has an opportunity to development that not adjusting the enterprise, but right now split the technology, split the platform, for the middle and small business.

Leo Santos (00:12:24):

And this is a greenfield for Semantix and all the technology and data technology. Of course, data is a new world, not just here in Latin America, outer world, but in here in Latin America, Semantix is bring this opportunity and right now is understand what is the challenge and automatization inside for the Semantix data platform. So this is a huge market in just a startup.

Jarrett Banks (00:12:53):

Okay, great. Could you tell us about the origins of Semantix? Take us back to the beginning. How did the company's products and services evolve over time?

Leo Santos (00:13:02):

Semantix is start in 11 years ago. I'm the founder of Semantix. I have been working these companies growing, implemented and growing very fast. Initially the Semantix is sold third party and [inaudible 00:13:18] because the material of the data is just started. And after five years we started the development Semantix data platform 1.0. And this time we use not just a proprietary technology, but I use the partnership. We complement all the ACOS system for Semantix. And after that, after we received the money, received the investors, we invested in the 100% proprietary technology. And this time we might reach all those customers to all we want and 100% proprietary data platform for Semantix. And of course, right now we development our ACOS system, not just in terms of the product, but at the partnership to connect for the technology with the Semantix. And we provide services, high level services, in terms of the data engineer, architect, data, analytics, and something like that. So is a just a start of course, because the data economy is a huge market for all the industries.

Jarrett Banks (00:14:26):

Okay, great. Rafa, did you want to add to that same question? What have you observed about the evolution of Semantix over time?

Rafael Steinhauser (00:14:36):

I think Leo already mentioned the fact that Semantix transitioned from serving the customers in the region with third party products to its own platform and the own platform is interesting to observe. The fact that data, which is vital for companies and for the future of companies and for AI and analytics and decision making, et cetera, is not trivial to use. It's not inexpensive and not simple. So the begin the prices started to use that mostly banks, big telecos, all the five big banks in Brazil, and the four big telecos in Brazil and the five data [inaudible 00:15:30] in Brazil, all of them use Semantix because Semantix has been the first and is the most excellent and predominant service provider of data on a platform in the region. But then when you go to mid-size companies or smaller companies, it becomes more and more difficult because of the cost on the one side and on the complexity on the other one. When you want to build your data solution from the ingestion to engineering, to the AI machine learning, to the share...

PART 1 OF 4 ENDS [00:16:04]

Rafael Steinhauser (00:16:00):

... engineering to the AI machine learning, to the sharing, to the visualization, et cetera. You need to use different suppliers so far for the most part. And getting that all together is very difficult. So Semantix has built this, this modular, but also end to end platform, that serves all of those segments. And that maybe gives also competitive advantage when thinking to go outside of Latin America, when we see there's a lot of potential also to get data down into midsize and smaller companies, and the solutions available in the market are not as competitive, cost competitive and simplicity, as Semantix's offering is.

Rafael Steinhauser (00:16:51):

So that encourages Semantix a lot to go public in the U.S. and from there to trying to offer the products in the U.S. and other markets in the world. And we think they have a great chance to succeed as well, and to get a share of the market there. Back to you.

Jarrett Banks (00:17:10):

Great. Okay. Leo, you've been in business for over a decade, as you said. Can you tell us about some of the key investments you've made over the years and how that positions the company?

Leo Santos (00:17:22):

Yeah, so very interested in the question. So the first one, understand the data economic. The data economic has three key pillars, in my opinion. The first one is technology. The second one is people. And the third, of course, is components and automatization process. The Semantics looking to these three pillars, and invest in the three pillars, of course. Technology and R&D, like graph technology, like robot process automation, like quantum computing, like add computing. Because you know, the 5G [inaudible 00:17:59] in America is starting right now. And of course, the next stage is collect the data, integration of the data with the Semantics in the platform.

Leo Santos (00:18:08):

The second one, invest in the people, the talent. For example, we have three R&D labs, two here in Brazil, and right now one in the U.S., at MIT. The idea here is not just develop the technology but develop the people. Develop the knowledge inside the company and outside the company.

Leo Santos (00:18:29):

And the third, in terms of the process, we One, one is a people and the theory of course, is a component and automatization process. We [inaudible 00:18:33] all the time, customers understand, what is the challenge to accelerating automatization, the process. Intelligent process, that's the point. And Semantix bring that, including the technology, with the people and the process, to automatization, and reduce the friction, reduce the cost, and reduce the process, and go to market for all the customers.

Leo Santos (00:18:58):

And thinking in the five years, or three years, five years, the quantum computer is [inaudible 00:19:06] ready to [inaudible 00:19:08]. That's the mindset, that's the vision, and the key pillars, in the challenge we have, all had.

Jarrett Banks (00:19:14):

Okay, great. And then just staying with you, Leo, you guys already have an established track record of profitability, but can you talk about how your margins might expand over time?

Leo Santos (00:19:25):

Of course, that's the mindset. The market right now is a challenging, but for Semantix is good. Why? Because Semantix is a profitable. We born in the profitable, we stay the culture the profit. The execution mindset inside the culture for Semantix. Because of that, Semantix all the times improve the margins. Why? Is the migration technology for proprietary software include new technology inside the [inaudible 00:19:58], because you bring others' avenues, or others' competitors, we development a new region, and investment in region, and because of that, the composure of this increase the margins in all of the years inside this company.

Jarrett Banks (00:20:15):

Okay, great. Now let's bring in André Federico, the general manager for Latin America at Semantix. André, welcome. Could you tell little bit about what the competitive landscape is like in Latin America?

André Federico (00:20:32):

Definitely. Well, good afternoon, everyone. Thanks Jared. Thanks, John. A pleasure to be here with you today. Well, what we've been seeing here in Latin America, and we understand this reflects a lot, the maturity level that we have in the region, we've been seeing that the fact that we offer, I think, as has already have been mentioned here by Leo previously, the fact that we offer a platform that covers all steps of the journey, and the fact that we have an offering that is an all in one solution, when we present it to the market, this brings out a lot of complexity, especially for the type of clients that we are focusing. We have a big focus today here in the middle market. These companies, they do not have big structures in terms of data. They don't have resources, neither in terms of people, neither in terms of money to invest.

André Federico (00:21:32):

So they cannot have the luxury of building in a very complex project, bringing in several vendors, several solutions into the table, and also bringing in a lot of data scientists, data engineers. The fact that they found in us a solution that is all in one, and that covers all steps, it makes a lot less complex for them to enter into this data world. When they look into competitors that we have, they have to bring in one, two, or three more solutions into the table in order to reach the whole solution. And that makes the process a lot more complex, a lot more cost, more expensive, and takes a lot more time to implement. So we think that we bring in a very important advantage when looking to this middle market and especially in companies, not only companies, but for Latin America, but also we think that this is going to be a very important competitive edge for us in the U.S. market.

Jarrett Banks (00:22:48):

Okay, great. And André staying with you, now, you've cited a massive total addressable market of 89 billion in 2024. Could you break it down into individual components for us?

André Federico (00:23:01):

No, definitely, Jerry, I think it's, well, just to remember, it's we are looking to an estimate of a $90 billion, total investible market by 2024. This, an estimate that comes from IDC. Basically, this is such a huge market because the fact that we have an offering that covers all the steps, as I said, and also all in one offering, we cover several markets, let's say, in terms of data. So the three markets that compile of these $90 billion are basically the analytical data stores, the transactional databases, and also the data integration. When we bring in all these buckets of data and AI, let's say, markets, we reach this $90 billion.

André Federico (00:23:54):

I think one very important thing to mention, when you look to Latin America itself, it's about $10 billion of this total addressable market, and still with our ambition in terms of growth and what we are looking for, we are still just tapping a very small portion of this market. We are reaching out, with our projections, we're reaching out by 2024 only 0.2% of the global market. So it's a very, very small portion. And that's why we are very, very enthusiastic with the opportunity we have ahead of us. And we see also that once we start really ramping up on a global scale, not only Latin America, but all other countries, we have a very good opportunity to reach important growth, and to have a very large base of clients throughout the next years.

Jarrett Banks (00:24:51):

Okay, André. And speaking of clients, could you, could you give us an example of how a client partners with Semantix and some of the key services you offer?

André Federico (00:25:03):

No, definitely. I think in every client we engage, once we come in, we not only are offering implementation of a tool or a platform for them to work over that, but we always offer for them a very differentiating approach. So first starting by working with them on assessment and definition, and a design of what's going to be their data architecture throughout the process, then we bring in our own platform as a solution that not only integrates data, or integrates the several sources of data that they have, or they work. So for instance, platforms that they work in the market like ERP, CRMs, and other platforms that they use, we have already more than 300 built in connectors that enables this to bring in all this data in a very frictionless way.

André Federico (00:26:01):

Then once we bring in this data, we engage in working over this data with our data engineers. So we make this data more, let's say, we separate the layers of this data. We make this data usable in order to then start coming in with data scientists in order to start modeling and using this data. Let's say, for instance, for predicting revenues, predicting models and several other things.

André Federico (00:26:32):

I think one good example that we... Let's say two examples that we have, and that we have worked in a similar way. First is Mercedes-Benz in Latin America. Once we came to Mercedes-Benz, they had an important issue. They were having several disruptions in their production line, and they have some suspicions of why they were having these disruptions. But once we came in, we gather... We built a project with them. We gathered several data from their plants, from several, from the production line.

André Federico (00:27:09):

And basically, by using this data and putting this on a data link, and running data scientist models, we start to find why the disruptions were happening. With this, Mercedes-Benz was able to reduce in almost 6% per year in the last two years, bring cost efficiency into their productive line. And today they not only know what are the points of disruption that they have, but they can anticipate and predict if they're going to have a problem or not in their production line.

André Federico (00:27:52):

Another good example, as well, but in a different segment, Bradesco the second largest bank in Latin America... in Brazil, is a very important client of ours. We have helped them during the process that they were building their digital bank. We have implemented the data solution for them, and we have worked together with them. And basically what we did is we enabled the launch of their digital bank with a data driven model. So they came in with their digital bank in a much more intelligent and accurate way to launch this product into the market.

André Federico (00:28:32):

So I think good examples of how we've been approaching and working with clients, and using data and AI as a big differentiator, and something that can really bring a lot of intelligence into their business.

Jarrett Banks (00:28:45):

Okay. Some great case studies there. Leo, turning back to you know, when you talk about data, everyone wants to know about data security. Is that a large factor in your business?

Leo Santos (00:29:00):

Of course. So you're thinking in the new market, in the new data economy, cyber is a key pillar in all the data companies. And Semantix provide this security for the customer, and manage data storage, storage the data, and, of course, cyber security has great, great investment for Semantix. Not just developing new technology, but protect and save the data with the customers. And the other stuff is use Semantix data platform to build [inaudible 00:29:40] to save or create barriers, or firewalls, for the cybersecurity. McKinsey, Accenture, and other researchers say that 32% of our intelligent spend... artificial intelligence is the cyber security. So that's definitely the important Semantix, not a just approved, but investment inside for the [inaudible 00:30:10].

Jarrett Banks (00:30:10):

Okay, great. And then André, back to you, tell us about how your technology is different from some of the other platforms out there.

André Federico (00:30:20):

No. Perfect. I think, well, a very important thing for us is when we think about our technology, we think about MLOPS, which is machine learning-led operations. This is a key thing throughout our platform. When we think about our platform, we are not only thinking about really managing data, but managing data using AI, and using these as really components that can help our clients throughout their operations. We've been investing in a lot of components and bringing a lot of things, like, for instance, datasets or algorithms that are already preset for our clients. So they can use this on a easier way.

André Federico (00:31:05):

And basically, the way we think about our platform is helping clients in two ways. We give the power for our clients to use our platform in order to, for instance, to develop their own models, develop their algorithms. So if they have a big team, if they have a big team of data scientists, for instance, they can use our platform. Our platform allows them and gives them the power of doing that.

André Federico (00:31:29):

But also we are very concerned, especially when they're looking to the middle market clients, we are very concerned to give them a more, or let's say, plug and play feel, and usage of our platform. So we have been a lot concerned and we have been putting a lot of effort in developing, for instance, our data marketplace, which is where we provide several data sets already available for them. So that makes a lot easier for them to develop their models and to use data in intelligent way. We have developed-

PART 2 OF 4 ENDS [00:32:04]

André Federico (00:32:00):

... To use data in an intelligent way. We have developed also our AI store. In our AI store, we bring in several algorithms. For instance, when I mentioned about industry, we have an algorithm there for preventive maintenance of production lines. When we talk about retail, we have an algorithm there, for instance, for next best offer. When we think about hospitals, we have also already presets dashboards for clients for hospitals, for instance, to manage their hospitals using this kind of dashboard. So, these kind of things that we've been bringing in more and more is because we want to give the power to our clients to do what they need. But we also want to give power to clients that do not have the resources to have a big team or to invest a lot around data, so they can use our platform in a very easy, agile, and frictionless way. That's the big thinking behind our platform.

Jarrett Banks (00:33:11):

Okay, great. I'm going to bring back my colleague, John Jannarone, as well as Adriano Alcalde, the CFO of Semantix. John, take it away.

John Jannarone (00:33:23):

All right. Thanks a lot, Jarrett. Adriano, thanks for being with us today. Adriano, if I could, can we drill down a little bit more into the numbers? It's nice, by the way, to have three executives along with Rafa on today. This is unusual, and all the better to have more of you. So, Adriano, tell me, if I look in the presentation there, I can see that in 2020, gross margins dipped, though they recovered quickly. Can you explain what happened there in the trajectory going forward?

Adriano Alcalde (00:33:50):

Sure. Hi Jarrett and John. Very nice to talk to you and everyone who's following us. Yes. In the year '21, we start to shift our mix of revenues. In this year, the company start to migrate from our non-proprietary sales lines to our proprietary sales lines, as Leo mentioned in his speech. During this initial transition, this is specifically in this year 2020, we have this effect in the margins. But in the exactly following year '21, we had the recovery of it, as was expected during our strategy migration. Our trajectory from that moment to the future is that our proprietary sales lines, we keep gaining space from non-proprietary ones in the consistent space that we are seeing. We can see that in our numbers where we are jumping from 1% of the total sales revenues in '19, jumping to 7% in the year '20, 23% in the year '21, and 35% in the year '22, and 55% expected for the year '23. So, it's a consistent gaining of space from our proprietary lines.

Adriano Alcalde (00:35:10):

Of course, as a result of this migration, from the non-proprietary to proprietary, our gross margin should rise from a level that we saw in the year '21. We did 41% of gross margin. We expect in the year '22, 46%. In the year '23, 57%. So, we have a consistent jump ahead on that.

John Jannarone (00:35:35):

Yeah, that's a perfect explanation. Just to clarify, one thing, Adriano, reading through your investor presentation, which I encourage everyone to check out, there was a good reason to use third party. It helped you acquire new clients, right? Because once you work with them and get them in the door, you can transition them to your own platform. Was that the strategy there?

Adriano Alcalde (00:35:53):

Yes. We have some clients in our base that can jump to our proprietary ones, but our go-to-market strategy from some years from now is some clients who's joining the company directly in our proprietary lines. So, it's much more cost efficient for the customer and more profitable for the company.

John Jannarone (00:36:19):

Great. One more question for you here. We might bring you back later in the Q&A, Adriano. We're talking about gross margins, but going a little bit further down the income statement, should we expect to see other margins rise like EBITDA? Is there a good operating leverage? You're seeing obviously an improvement in gross margins, but cost, to some degree, are fixed, right? So, can we anticipate expansion of EBITDA margins as well?

Adriano Alcalde (00:36:42):

Yes. In '21, we had some adjustments for the company become prepared for the IPO. 2022, we will have almost positive EBITDA margin considering some extra investments that we're going to make in our sales force, go-to-market, and marketing specifically. And in '23, we will see a good number in terms of EBITDA. For '22, we expect to have 0.4% of EBITDA, and for '23, we expect to have almost 14% of EBITDA.

John Jannarone (00:37:23):

All right. That's perfect. Rafa, if I could bring you back in. Let's talk about some more big picture stuff here. Obviously, the company's focused on Brazil and very successful there. Which other countries are in your future? And by the way, I noticed an audience question was asking specifically about Chile and Argentina. So, are you already there? Are they on the list, and where else might you go?

Rafael Steinhauser (00:37:43):

Yes. Semantix today serves not only Latin America, but there are customers throughout the world that are using the platform. Mainly in Latin America. Mainly today in Brazil, but also picking up very nicely in Mexico, and in other countries in the region. As I mentioned, Semantix is absolute number one in the region. Speaking about the future, of course, the world is much larger than the Latin America. And there are established players in each region. As was explained before, Semantix has an approach to the market that might even amplify the addressable market by bringing in or letting people get into data that previously had difficulties to get into data because of cost and complexity that Semantix is trying to address and solve.

Rafael Steinhauser (00:38:35):

Of course, the US is the largest market in the world, also the largest data market. It would be great to expand their operation, the operation in the US. That is intended with the [inaudible 00:38:52] that are coming as well, geographic expansion in the US. Following that, in Europe and in Asia. But the first natural expansion is within the Americas to the US. There is good ground to believe that there is the chance to succeed at the very beginning, of course, serving the Latin American customers that have operations in the US and expand the service of Semantix into those subsidiaries of Latin American companies operating there, or companies that are very pleased with the service in Latin America and want to expand there.

Rafael Steinhauser (00:39:26):

But then, at next, addressing those yet underserved markets, mid companies, small companies that are having difficulties to get into data in terms of cost and complexity. So, that's, more or less, the landscape and the proceeds again are going to be used for geographic expansion. But, of course, as well for enhancing the product, the product offering, the features, and, as well, the sales machine, that means the sales people and marketing, et cetera. Making Semantix a well-known company yet not the that known in other markets, like in the US. And we much look forward to that expansion. So, back to you.

John Jannarone (00:40:14):

Great. Just as a follow-up on that. As you go further abroad, there are some very big companies, some juggernauts out there, Snowflake and others that we've mentioned briefly in passing here, how can you compete against them when they've already gotten to those markets first and they're, of course, very big? What's your strategy to dislodge those guys?

Rafael Steinhauser (00:40:31):

Very good question. They are, of course, excellent companies, very respectful companies. Snowflake, Databricks. They are top ranking in terms of SaaS companies in the world. Very strong. The approach of Semantix is slightly different. On the one hand, Semantix is much broader and covers the entire life of data, from the integration, ingestion, engineering, AI, machine learning, up to sharing, visualization, and even monetization of data and vertical applications. All of that is included in the platform. Those other companies are much more playing in some of those segments, but not in the entire chain.

Rafael Steinhauser (00:41:21):

The other one, as I mentioned, it is the cost effectiveness. So, if you want to use Semantix on a broader range of the life cycle, then Semantix is very cost effective and could certainly attract several customers, many customers through that path as well. So, yes, there are very respectful companies out there, but, yes, there is space for Semantix as well. Data is growing more and more, as mentioned. Not only number of companies, but in the importance of data. Data is the natural ingredient for AI artificially. So, the usage is going to be broader and broader, and Semantix finds a good niche for establishing itself. Then by itself, it has its potential to multiple times the row over the next few years. Back to you.

John Jannarone (00:42:20):

Great. One more question about competition, and we're going to look internally here, back to Latin America. This may be for Leo or someone else. But let's say Snowflake or another big company tries to go into a market where you already have a big presence, what kind of emote is there? Are there things that they might not have know-how to do as well as Semantix does?

Leo Santos (00:42:43):

Yeah, we are looking to [inaudible 00:42:45] our competitors, sometimes, the cost in the management data in here is different for the other regions. We have a collection or specific integration for the seasoning here in Latin America, and these players don't have. Other point is talented to management this data. Talented to storage this data and very, very different for the other regions because the mature of the data is a [inaudible 00:43:14]. So just for colors, something like that, or in terms of that, in here, we have many 15,000 engineers per year [inaudible 00:43:30] here in Brazil. You compare US, is a triple of that. In Asia, is a million of the engineers are formed for years. So, this is impossible to compare, or impossible to explain the talent in here. Semantix is automatization in one platform, everything and our complexity, costs, and management data, stuff like that. So, this is a [inaudible 00:43:58] different for the other region. And, of course, is a [inaudible 00:12:02 in foreign Semantix.

Rafael Steinhauser (00:44:05):

Yeah. And then, just complimenting Leo, of course, given region has its own regulations, its own standards, its own procedures. It's very important to know all of that, integrate that into your platform, as well as having the right contact or knowing the people. So, Latin America's a region where people trust a lot on people, of course, everywhere in the world, but here even more. The bonding, and the knowledge, and the reputation, and the access to the decision makers and to the knowledge of all those standards regulations that I mentioned before are a natural barrier for somebody who comes new into the region and wants to get established here. So, we feel that Semantix is very strong. Of course, competition is welcome, and it can only be good for the market, and even for ourselves as we learn to be better and better. But there is there a kind of natural territory that Semantix owns today in the sense of being the natural leader and will probably continue to be for a number of years. Thank you.

John Jannarone (00:45:19):

Great. All right. Rafa, I got just one more for you here about the hunt for a unicorn in Latin America. Would you say that they're hard to find, and when you do find them, do they have a lot of easy access to capital? How do you keep growing as a Latin American tech company that's succeeding? Well, just tell us a little bit more about the chase that led you to Semantix.

Rafael Steinhauser (00:45:39):

Yeah. For my partner, Alec and me and the team of Alpha, it was a great journey because we really met a number of companies. I mentioned there are nearly 50 unicorns, but there are a number of other companies that nearly unicorn level, like Semantix in this case, that are superb, that have great leaders with highest standards worldwide, top notch leaders, and teams that are growing more and more, because as I mentioned, the tech sector is growing a lot for a number of years already. So, we are seeing a generation of a lot of talent here. It was not easy for us to select one company, because we saw a number of excellent companies that could grow and conquer the world much faster. Of course, if they would be listed in the US.

Rafael Steinhauser (00:46:37):

Now, in Latin America, it's not easy, of course, for any company to be listed in Nasdaq. But in particular, in Latin America, late stage capital is not as available as it is in other parts of the world, and migrating or making this private-public migration from Latin America to the US is not at all trivial. Only a few of them are doing this transition. And we see that there are many more unicorns being built up than companies that have been listed in the US. So, there is a backlog there, if you wish, and we think this is a great opportunity for SPAC. That's why we created Alpha Capital.

Rafael Steinhauser (00:47:23):

We think that this might be an ongoing journey, of course, after this experience with Semantix and much like to see other companies doing the same. There were a few other technology-dedicated SPACs announced in the US after ours, which was in February last year. We need to see how that plays out. But I think there is a very valuable space for SPACs, for technology in Latin America. Because, as I mentioned, it is not trivial and easy, needed to find money when you grow more and you are big and you are you-

PART 3 OF 4 ENDS [00:48:04]

Rafael Steinhauser (00:48:00):

... find money when you grow more, and you are big, and you are uniform size or larger, nor to make this transition to the public life. And through that, having a better chance probably to conquer the loyalty, if you wish. Back to you.

John Jannarone (00:48:16):

Great. Thanks, Rafael. I want to talk about your customers a bit. I mean, we'll go back to Leo for this, but you can let Andre or Adriano answer. Tell us a bit more about the ideal customer. We went through a few examples of very big companies, but can you also provide your services to medium companies too? What does a good customer look like for you, Leo?

Leo Santos (00:48:38):

Yeah. For me, the strategy go-to-marketing here is three pillars. The first one, enterprise, is companies like more billion dollars for revenue, or more 5,000 employees. In the middle one is companies top of one billion, and of course 1,000 employees. And the third is small and, of course, middle, is a middle market, is companies less for 1000 employees and, of course, 500 revenues. So in this part, these companies don't have teams, don't have data knowledge, don't have infrastructures, don't have security. And Semantix provide all we want in the same platform. This is a key, because after the pandemic, the companies understand data is not just an advantage competitive, is a survival. Understand the data, understand the behavior, understand and create a data products. Data-driven company is a survival. So in terms of that, Semantix is approved in the leader in the entire, with very fast. Just for example, the set topic for the platform is minutes, not an hour, just minutes. It's amazing, it's a complimentary fit for create data-driven strategy.

John Jannarone (00:50:16):

Well, that's speed must be a great selling point. On that note, you talk about in the presentation customer acquisition cost a little bit. Can you tell us about how you look at that? Are you investing quite a bit in marketing to bring in more clients, or is your brand also building, so they come in more easily? How should we think about customer acquisition costs?

Leo Santos (00:50:36):

Yeah, Andre.

André Federico (00:50:39):

Sure. Of course. Well, just maybe adding a compliment to what you just mentioned on the previous question. We also, when we are looking to our ideal customer today, we are finding a lot of companies that still have not explored [inaudible 00:51:04] have gone through a migration to cloud, or they're still going through these migration cloud. They're starting to be companies that are being digitalized. And now they're starting to see that they not only can benefit from being a company that is more, let's say, modern in terms of technology, but they can also use...

John Jannarone (00:51:30):

I'm having a little trouble hearing, Andre, there. Leo, it might just be me.

Rafael Steinhauser (00:51:36):

No, I think there's a problem.

John Jannarone (00:51:39):

Maybe someone else can finish his thought there.

Rafael Steinhauser (00:51:42):

That's what the 5G just being implemented in Brazil and in other countries. And we hope that we're going to have better connectivity in the near future.

André Federico (00:51:53):

Going to this here and...

John Jannarone (00:51:54):

Oh, okay. Well, we can let him finish [inaudible 00:51:59] here. Andre, we're going to come back to you in a minute. It's a little bit hard to hear you. We've got some technical hang up here. Can we talk a little bit more about M&A, Leo? I think that you have great organic growth strategy, but we haven't talked much about that. And I think you mentioned that you've already got a couple of potential targets in mind.

Leo Santos (00:52:17):

Yes. Great question. So part of receive this investment, is investment in bought the companies, like Semantix. The strategy here is bought the technology complementary for the platform. We don't have bought company's market share, of course, because it's a newer market in outer world, but we're looking to the new technology to complementary all the data journey. That's the strategy. And of course, regions for us is important, is entering the new market. Probably depends for the region. Probably we'll enter to, inorganic enter. For us it is a strategy to understand, to moving fast, and of course, to accelerate the new region and new technology inside the SDP.

John Jannarone (00:53:14):

All right, great. We've had a couple questions since we've only got a few minutes, I'm going to combine them. Can you tell us about what opportunity you see in, one, eCommerce, then also in cryptocurrencies? Is there anything you're looking forward to working on there, Leo?

Leo Santos (00:53:28):

Yeah, for sure. We have specific outreach and specific analytics focus. One of that is a financial. Financial, retail, health, agribusiness, telecom. So this segment for us is very strategic. We invest a lot in terms of the algorithms, for example, the crypto analytics and data share for the crypto. This is a strategy. We have this feature inside the SDP ready for all the customer, ready for all financial, not just financial, but a retail. You cross information for financial in retail the key for create a new strategy, create a new product, the both segment and other segment. For example, we cross financial with the health, is a huge market to anticipate credit, or credit score for the passing, credit score for insurance. So we have a lot of opportunity to building top of the SDP. But of course, we have this segment, we have the outreach, we have the data inside ready in the SDP.

John Jannarone (00:54:43):

Great. There's a question here, and I think I understand it properly. Someone's asking, when your customers are multinationals and they're dealing with data privacy, do you have to grapple with different laws across different regions? And can you help manage that for companies?

Leo Santos (00:54:59):

Yeah, for sure. Semantix part of the investment in RD here is very strong in terms of the data governance. We have a PCAOB compliance, right now is a SOX ISO 27001. So many certified to security improve this technology for the customer. But of course, not is stopping here. Europe will have other regulation, laws, something like that. And Semantix of course improve all the time the platform for serving and staying the compliance for all the region in the world.

John Jannarone (00:55:39):

Great. This is an interesting question. Someone's asking how detailed the insights are that you deliver to your clients, and do you go directly to senior management with them? So are you presenting it to the CMO, the CEO, or are you going to a data expert? Who are you delivering your findings to?

Leo Santos (00:55:56):

It's a great question. Of course, [inaudible 00:55:59] of the company data, in the infrastructure, IT people, is the strategy. After this mature to transcend the breach for the customer's area, or key areas inside the companies, the strategies move for these areas. And right now the key person is business area for us, because this has expensive budget for hiring technology. And of course, IT don't have team, or time, something like that, to obtain that the urges for the business area. And Semantix proof and delivery that so fast. I think, I don't know if Andre, or Rafa, have complimentary...

John Jannarone (00:56:51):

I think it does. I think what he might have been asking is that, are you able to, I mean, not every CEO is savvy with complex data. Are you packaging it and giving it to someone who's running the whole company can understand?

Leo Santos (00:57:05):

Yes.

Rafael Steinhauser (00:57:07):

Yeah. Let me try to address that one, I think as...

Rafael Steinhauser (00:57:14):

Yeah. Andre?

André Federico (00:57:17):

No, no, go ahead, Rafa. Go ahead.

Rafael Steinhauser (00:57:19):

Just trying to address it briefly what we are observing here, and it's happening in other parts of the world as well. As data is not anymore just a component of IT, but it's becoming more and more important for the business itself, and for the strategy itself, and companies are building now a special function for that at top level, kind of chief data officer, and a group that looks after that, it becomes more and more visible to the CTO and to the CEO and even to the board. And we see that in the region happening that Leo's dialogue is a top level of the company, of course, then the teams, the technical teams, engineers, et cetera, interface at their respective levels.

Rafael Steinhauser (00:58:09):

But more and more data comes into the center, becomes a centerpiece of strategy and business for the future of the companies, as the world transforms into digital, and from digital into data, and to artificial intelligence that gets all the way up to the highest levels of the companies. Of course, different companies, it takes more or less time, and different senior executives have a high, broader or smarter understanding of that. And of course, they don't need to get into the very little details, but they need to understand what to do with data, how to handle data, how to gain competitive advantage and eventually are also how to make money out of data, and transfer it from a cost center into a profit center. Back to you.

John Jannarone (00:58:59):

That's perfect, Rafa. We're almost out of time everyone. So I just would to remind everyone in the audience that a replay will be up in an hour or two, find it on our website, ipo-edge.com, or look up the ASPC ticker on [inaudible 00:59:11] your Bloomberg terminal. Before we go, I'd to ask Leo, of course you're going public this year, once that happens, and that must be very exciting for you, but after that, what are you most looking forward to doing with your company later this year, Leo?

Leo Santos (00:59:26):

Yeah, so it's amazing moment. Of course, this is the people company, and we look into investment more in technology, people and process. That's the challenge here, that's the strategy here. And so maintain the culture for the profitable company, the accelerate growing, and of course, M&A is part of the strategy. And entering the North America market for us is a very, very strategy. And so I think that's the main drive for the company in this year.

John Jannarone (01:00:04):

All right. No, that's fantastic. Well, I'd to thank all four of you gentlemen, Leo, Rafa, Andre, Adriano. Jarrett, my co-host here, and of course, everyone who watched. Again, please check out the replay and these are all very approachable gentlemen here. So if you shoot me an email, I'll pass it along and I'm sure they'd be happy to answer any other questions that might come up. All four of you, thank you so much for being here and have a great afternoon.

Rafael Steinhauser (01:00:26):

Thank you.

Leo Santos (01:00:26):

Thank you for the opportunity. Thank you, John. Bye-bye.

PART 4 OF 4 ENDS [01:00:30]

###

Forward-Looking Statements

This transcript contains statements that constitute “forward-looking statements,” including with respect to the proposed Business Combination. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. No assurance can be given that the Business Combination discussed above will be completed on the terms described, or at all. These statements are based on various assumptions, whether or not identified in this transcript, and on the current expectations of Semantix’s and Alpha Capital’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Semantix and Alpha Capital. These forward-looking statements are subject to a number of risks and uncertainties, including those factors discussed in Alpha Capital’s final prospectus that forms a part of Alpha Capital’s Registration Statement on Form S-1 (Reg. No. 333-252596), filed with the SEC pursuant to Rule 424(b)(4) on February 18, 2021 (the “Prospectus”) under the heading “Risk Factors,” and other documents of Alpha Capital filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Alpha Capital nor Semantix presently know or that Alpha Capital nor Semantix currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Alpha Capital’s and Semantix’s expectations, plans or forecasts of future events and views as of the date of this transcript. Alpha Capital and Semantix anticipate that subsequent events and developments will cause Alpha Capital’s or Semantix’s assessments to change. However, while Alpha Capital and Semantix may elect to update these forward-looking statements at some point in the future, Alpha Capital and Semantix specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Alpha Capital’s or Semantix’s assessments as of any date subsequent to the date of this transcript. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Additional Information About the Proposed Business Combination and Where to Find It

The proposed business combination will be submitted to the shareholders of Alpha Capital for their consideration. Alpha Capital has filed a registration statement on Form F-4 (the “Registration Statement”) with the SEC which includes a preliminary proxy statement to be distributed to Alpha Capital’s shareholders in connection with Alpha Capital’s solicitation for proxies for the vote by Alpha Capital’s shareholders in connection with the proposed transaction and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued in connection with the completion of the proposed business combination. After the Registration Statement has been declared effective, Alpha Capital will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed business combination. Alpha Capital's shareholders and other interested persons are advised to read the preliminary proxy statement / prospectus and any amendments thereto and, once available, the definitive proxy statement / prospectus, in connection with Alpha Capital's solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed transaction, because these documents will contain important information about Alpha Capital, Semantix and the proposed business combination. Shareholders may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed business combination and other documents filed with the SEC by Alpha Capital, without charge, at the SEC's website located at www.sec.gov or by directing a request to 1230 Avenue of the Americas, Fl. 16, New York, New York 10020.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

Alpha Capital, Semantix and certain of their respective directors, executive officers and other members of management, employees and consultants may, under SEC rules, be deemed to be participants in the solicitations of proxies from Alpha Capital’s shareholders in connection with the proposed business combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Alpha Capital’s shareholders in connection with the proposed business combination will be set forth in Alpha Capital’s proxy statement / prospectus when it is filed with the SEC. You can find more information about Alpha Capital’s directors and executive officers in the Prospectus. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement / prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement / prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This transcript does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

CONTACT:

Semantix PR

semantix@icrinc.com

###